Exhibit 99.39

November 7, 2014

Mr. David E. I. Pyott,

Mr. Michael R. Gallagher

Mr. Russell T. Ray

Dr. Trevor Mervyn Jones

Mr. Louis J. Lavigne

Dr. Deborah Dunsire

Dr. Peter J. McDonnell

Mr. Timothy D. Proctor

Mr. Henri A. Termeer

To the Board of Directors of Allergan:

We have read your recent SEC filings and published reports which state that you are negotiating a potential merger transaction with a third party, widely reported to be Actavis plc. Now that the Company is seriously considering a sale, it is incumbent upon the board to maximize shareholder value by running a sale process that will generate the highest value for shareholders.

We believe that Valeant can pay substantially more for Allergan by virtue of the strategic overlap between the two companies and the resulting cost and revenue synergies. Accordingly, any sales process that does not include Valeant is by its very nature likely to lead to a suboptimal outcome for shareholders. This is particularly true in a transaction where stock comprises a substantial portion of the consideration.

Because of the potential shareholder value creation afforded to the acquirer by a merger with Allergan, in the event that Allergan engages in exclusive negotiations with a bidder, the market will bid up the value of the bidder’s stock to reflect the greater probability of a transaction occurring. For example, yesterday, in response to the disclosure of merger talks, Actavis stock closed up 1% (and it has been up substantially in the past few days in light of rumors to that effect) and Valeant stock closed down 2.4%, likely reflecting the perceived reduced probability of a deal with Allergan.

We understand that you may have been reluctant to begin discussions with Valeant in that such discussions could have led to a large increase in its stock price, making it difficult for others to be competitive with a Valeant cash and stock offer. Much the same way, by beginning exclusive negotiations with Actavis, you are tipping the scales in Actavis’ favor, disadvantaging Valeant and discouraging it from raising its offer.

Allergan, Inc.

November 7, 2014

Now that Allergan has two interested bidders, it can best maximize the outcome for shareholders by running an auction where neither party is the favored bidder, and both are encouraged to offer maximum value – before any obligation to pay a breakup fee is incurred. Allergan should not favor either bidder until it is clear that one party is offering superior value when compared to the other.

Over the past six months, you have expressed skepticism about the value of Valeant’s stock by questioning the company’s acquisitive nature, accounting, organic growth, leverage, tax rate, and other issues. Valeant has publicly responded to and addressed in detail each of these issues. Both Valeant and Actavis should be compared on the basis of each of these measures to determine which company’s stock offers more long-term sustainable value.

We ask that you promptly initiate simultaneous negotiations with Valeant as well as any other potential acquirer in order to maximize shareholder value and fulfill your fiduciary duties.

PERSHING SQUARE CAPITAL MANAGEMENT, L.P.

Sincerely,

William A. Ackman Chief Executive Officer